March 14, 2006
Via EDGAR
Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
Mail Stop 3561
100 1st Street NE
Washington, DC 20549

Re:	Ferrellgas Partners, L.P. Form S-3 Filed March 10, 2006 File No. 333-132338 (the “Registration Statement”)
Dear Mr. Owings:
     Pursuant to Rule 473(c) of the Securities Act of 1933, as amended, the registrant hereby files the following delaying amendment to be incorporated into the facing page of the Registration Statement:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.”

Sincerely, Ferrellgas Partners, L.P. By Ferrellgas, Inc., its general partner
By:	/s/ Kevin T. Kelly
Kevin T. Kelly
Senior Vice President and Chief Financial Officer

cc:	Peggy Kim U.S. Securities and Exchange Commission David L. Ronn Mayer, Brown, Rowe & Maw LLP

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